

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 15, 2018

Via E-Mail
Mr. Menachem Ash
President
Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102

> **Re:     Rafael Holdings, Inc.**
> **Post-Effective Amendment No. 1 to Form 10-12G**
> **Filed February 1, 2018**
> **File No. 000-55863**

Dear Mr. Ash:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Questions and Answers About the Spin-Off, page 1

1.  We note your revised disclosure that, prior to the spin-off, IDT will transfer cash, cash equivalents, marketable securities and/or investments in hedge funds as well as your disclosure on page 46 regarding your intention to hold a portion of your assets in marketable securities and hedge funds.  Please revise to clarify what portion of your assets you intend to hold in marketable securities and hedge funds.  In addition, please revise to clarify the portion of the initial transfer that will be cash or cash equivalents and more specifically describe the investments in hedge funds, including whether such investments are liquid.

<u>Executive Compensation, page 65</u>

2. We note your disclosure that Mr. Polinsky "will receive a grant of 8,000 restricted shares of Class B common stock" and "upon the spin-off, Mr. Ash will be granted restricted shares of Class B common stock representing 0.5% of the issued and outstanding shares of the Company" as compensation upon the spin off. We also note your disclosure in the cover letter that the spin-off will be pro rata. Please tell us how these disclosures are consistent and provide us your analysis as to how this transaction will be exempt from registration under the Securities Act and whether the transaction constitutes a sale or disposition for value under Section 2(a)(3).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) (202) 551-7150 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc:     Dov T. Schwell, Esq.
        Schwell Wimpfheimer & Associates LLP